Exhibit 99.1

June 17, 2026 The Manager—Listing National Stock Exchange of India Limited (NSE: WIPRO) The Manager—Listing BSE Limited (BSE: 507685) The Market Operations, NYSE, New York    (NYSE: WIT)     Dear Sir/Madam, Sub: Newspaper Advertisement—Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the copies of the newspaper advertisement published in the Business Standard and Kannada Prabha are enclosed herewith. The same has been made available on the Company’s website at www.wipro.com. Thanking You. For Wipro Limited M Sanaulla Khan Company Secretary

Can India do a Brazil? When it comes to using ethanol blends to power vehicles, Bra il is a world-beater. But India needs a more diversified fuel strategy SURAJEETDAS GUPTA The arithmetic of aspiration Why India’s employment question now turns on permanence INDIAN AUTOMAKER BAJAJ AUTO HAS BEEN SELLING FLEX-FUEL TWO-WHEELERS SINCE 2023 IN BRAZIL WITH A 27.5% ETHANOL MIX WIPRO LIMITED

JSS MAHAVIDYAPEETHA, MYSURU TECHNICAL EDUCATION DIVISION ACADEMIC HIRING 2026 CSE ISE MCA CIVIL APPLY WITHIN 10 DAYS